UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Ivanhoe Electric Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

46578C108

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Friedland

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a)	☐

(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States/Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,397,617[1,2]
	6.	SHARED VOTING POWER 9,257,515 [3]
	7.	SOLE DISPOSITIVE POWER 10,397,617[1,2]
	8.	SHARED DISPOSITIVE POWER 9,257,515 [3]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,655,132 [1,2,3]

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.1%[4]

12.	TYPE OF REPORTING PERSON (see instructions) IN

1	Includes (i) 9,385,324 shares of common stock of the Issuer, and (ii) 553,960 shares of common stock of the Issuer issuable upon conversion of the unsecured convertible PIK promissory notes due 2023 of I-Pulse Inc. (“I-Pulse”) at a conversion price of $4.6929 per share, and (iii) 458,333 shares of common stock of the Issuer issuable upon exercise of vested options. Does not include shares of common stock of the Issuer issuable upon conversion of a convertible note issued by I-Pulse described in note 2 below or 1,041,667 shares of common stock issuable pursuant to stock options that are not exercisable within 60 days.

2	On March 30, 2022, I-Pulse issued a promissory note to the Reporting Person evidencing I-Pulse’s obligation to repay a principal amount of $10 million with interest at a rate equal to 2% per annum, maturing on December 31, 2023. Under this promissory note the Reporting Person has the right to elect to receive, as payment in kind for the principal and interest then outstanding under such note, shares of common stock of the Issuer currently owned by I-Pulse. The number of shares of common stock will be calculated at a price per share equal to $10.575. Upon the maturity of such promissory note, if the outstanding balance of principal and interest was not previously paid in kind, I-Pulse may elect to repay such amount either in cash or in kind by delivering shares of common stock at a per share price equal to $10.575. To the extent that the Reporting Person exercises his right to receive shares under this promissory note, his percentage ownership in the company will increase.

3	Includes 9,257,515 shares of common stock of the Issuer held by I-Pulse. The Reporting Person is the Chairman of the Board of Directors of I-Pulse and owns 22.4% of the outstanding voting capital stock of I-Pulse. The Reporting Person disclaims beneficial ownership of the shares owned by I-Pulse except to the extent of their respective pecuniary interest therein.

4	Based on the quotient obtained by dividing (a) the 19,655,132 shares of common stock of the Issuer beneficially owned by the Reporting Person as set forth in Row 9 by (b) the 92,960,584 shares of common stock of the Issuer outstanding as of January 31, 2023 as reported on the Form S-1/A filed by the Issuer with the U.S. Securities and Exchange Commission on February 2, 2023. The number of shares beneficially owned by the Reporting Person as set forth in clause iii of the foregoing footnote 1 is treated as converted into the shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13G.

Item 1.

(a)	Name of Issuer

Ivanhoe Electric Inc.

(b)	Address of Issuer’s Principal Executive Offices

606 - 999 Canada Place, Vancouver, British Columbia V6C 3E1, Canada

Item 2.

(a)	Name of Person Filing

Robert Friedland

(b)	Address of the Principal Office or, if none, residence

150 Beach Road, #25-03, The Gateway West, Singapore 189720

(c)	Citizenship

United States/Canada

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

46578C108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See items 5-11 of the cover page.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/13/2023
Date

/s/ Robert Friedland
Signature

Robert Friedland
Name/Title